Exhibit 99.1

FOR IMMEDIATE RELEASE

Parataxis Holdings LLC Announces Definitive Agreement with Sinsiway Co. Ltd. (KOSDAQ: 290560), to Bring Institutionally-Backed, Ethereum Treasury Company to the South Korean Public Markets

SEOUL and NEW YORK – December 4, 2025 — Parataxis Holdings LLC (“Parataxis Holdings”), an affiliate of Parataxis Capital Management LLC (“Parataxis Capital” or “PCM”), together with other affiliated entities, has entered into a definitive agreement with Sinsiway Co. Ltd. (KOSDAQ: 290560) (“Sinsiway” or the “Company”) in a transaction valued up to KRW 35 billion, which would result in Parataxis Holdings affiliates holding a controlling interest in the Company (the “Transaction”). Following the closing of the Transaction, the Company intends to change its corporate name to Parataxis ETH, Inc. and remain listed on the KOSDAQ. The Transaction is subject to closing conditions.

The Transaction would result in the creation of South Korea’s first Ethereum-based treasury platform listed on South Korean public markets, that is anchored by US-based institutional investors with significant experience in managing digital asset investments.

As part of the Transaction, Edward Chin, Founder and CEO of Parataxis Holdings, and Co-Founder & CEO of Parataxis Capital, will be joining the Board of Directors of the Company. Michael Myunghoon Lee, of Com2uS and CRIT Ventures, will assume the role of CEO of the Company.

“Following the recent transaction that created our franchise’s inaugural Bitcoin treasury platform, Parataxis Korea, Inc., we are excited to announce Parataxis ETH, Inc. as an independent, differentiated Ethereum treasury platform that will bridge traditional institutional finance and the on-chain digital economy of Ethereum,” said Edward Chin. “Ethereum continues to play a central role in major use cases such as stablecoins, decentralized finance, and gaming, supported by growing institutional participation. With this Transaction, the Parataxis Holdings team is proud to bring the two most dominant digital assets in Bitcoin and Ethereum to the South Korean public markets.”

“Building on the foundation established by Parataxis Korea’s Bitcoin treasury, we believe the natural evolution for institutional capital is to further expand into productive digital assets. While Bitcoin serves as the premier store of value, Ethereum represents the engine of the digital economy,” said Michael Lee. “We see South Korea as the ideal market to pioneer this dual-pillar approach. Our mandate is to capture the unique utility and yield-bearing properties of the Ethereum ecosystem to provide our shareholders with diversified and institutional-grade exposure that complements existing digital asset strategies.”

In due course, the shares acquired by Parataxis Korea are expected to be transferred among affiliated entities so that the BTC treasury and ETH treasury businesses can be operated in parallel, clearly separated structures.

Parataxis Holdings expects to announce additional details regarding the Transaction after the Company conducts a shareholder meeting, expected to take place in January 2026. Shin & Kim LLC, is acting as legal advisor to Parataxis Holdings in the Transaction.

About Parataxis Capital Management and Parataxis Holdings

Parataxis Capital is a multi-strategy investment firm focused on the digital asset sector. PCM was founded in 2019 and manages multiple commingled hedge fund vehicles and provides sub-advisory services for institutional allocators, family offices, fund-of-funds and high net worth individuals. Parataxis Holdings is an affiliate of PCM and is focused on digital asset treasury and other digital asset investment opportunities. Both firms are headquartered in New York City.

About Sinsiway

Sinsiway is a South Korean IT and data security company focused on database security products such as access control and encryption, serving industries spanning the government, financial services, and manufacturing sectors. The Company was founded in 2005 and is headquartered in Seoul, South Korea.

Forward-Looking Statements:

This press release contains forward-looking statements, including but not limited to those relating to the proposed Transaction. These statements are based on current expectations and projections and are subject to risks and uncertainties that could cause actual results to differ materially. There is no assurance that the Transaction described herein will be completed as contemplated, or at all. Parataxis Holdings assumes no obligation to revise or update any forward-looking statements after the date of this release, except as required by applicable law. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction, and should not be interpreted as investment advice or a recommendation regarding any investment decision. Investing involves inherent risks, including the potential loss of principal. Any investment decision must be made solely at the discretion and responsibility of the investor. No representation or warranty, express or implied, is made by Parataxis Holdings with respect to the accuracy of any information contained herein or the achievement of any investment returns or financial results.

Contacts

For Media:
Longacre Square Partners
Amy Freedman / Ashley Areopagita
silverbox@longacresquare.com